CUSIP No. 65333F 10 7	Schedule 13D	Page 1 of 3 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title and Class of Securities)

65333F 10 7

(CUSIP Number)

Leonard J. Kennedy, Esq. General Counsel Sprint Nextel Corporation 2001 Edmund Halley Drive Reston, Virginia 20191 (703) 433-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. 65333F 10 7	Schedule 13D	Page 2 of 3 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of this Report is amended by adding the following text at the end thereof. On June 26, 2006, the Put Right was completed, and in accordance with the Certificate, all of the outstanding Class A Common Stock was redeemed. Accordingly, Nextel WIP has the sole power to vote and dispose of 100% of the outstanding shares of common stock of Nextel Partners.

CUSIP No. 65333F 10 7	Schedule 13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2006	SPRINT NEXTEL CORPORATION

By:	/s/ Gary D. Begeman
Name: Gary D. Begeman Title: Vice President